บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Bangkok 10500, Thailand. Tel. (66) 0-2632-7071
Facsimile : (66) 0-2236-1982 E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

[redacted]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed"with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

dlw 11/26

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated November 19, 2003 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of ______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	_______
Title: Audited Financial Information for Years Ended _____ , 200 _ and 200__ Date: as of _________ , 200 _ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Unaudited Financial Information for Years Ended ___________ , 200__ and 200__ Date: as of ___________ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Interim Financial Information for Three Months Ended September 30,2003 and Review Report of Certified Public Accountant Date: as of ______, ___. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ____________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	_______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on __________ __, 200 __ Date: __________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	_______
Title: Prospectus for the Offering of _______________ Shares of Common Stock of the Company Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Minutes of the ______________ Shareholders Meeting Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Title: Press Release Date: __________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	_______
Other: Title: Date: __________ __ , 200__ Entity requiring item:	_______

SEC MAIL PROCESSING
RECEIVED
NOV 2 4 2003
WASH, D.C.
SECTION

ASIA FIBER PUBLIC COMPANY LIMITED

Reviewed

Financial Statement

As at September 30, 2003 and 2002

ASIA FIBER PUBLIC COMPANY LIMITED

บริษัท สำนักงาน พิพัฒน์และเพื่อน จำกัด
Pipat & Associates Co., Ltd.
Certified Public Accountant of Thailand

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors of **ASIA FIBER PUBLIC COMPANY LIMITED**

I have reviewed the balance sheet of **ASIA FIBER PUBLIC COMPANY LIMITED** as at September 30, 2003, the related statements of income, changes in shareholders' equity and cash flows for the three months period ended September 30, 2003. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to report on these financial statements based on my reviews.

I conducted my reviews in accordance with the Standard on Auditing applicable to review engagements. This Standards requires that I plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, I do not express an opinion.

Based on my reviews, nothing has come to our attention that causes me to believe that the financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The financial statements of **ASIA FIBER PUBLIC COMPANY LIMITED** for the year ended June 30, 2003 were audited in accordance with generally accepted auditing standards by another auditor, who expressed an unqualified opinion on those financial statements under his report dated August 19, 2003. The balance sheet as of June 30, 2003, as presented herein for comparative purposes, formed an integral part of the financial statements, which were audited and reported on by that auditor.

The statements of earnings for the the three-month periods ended September 30, 2002 and changes in shareholders' equity and cash flows for the three-month period then ended of **ASIA FIBER PUBLIC COMPANY LIMITED** as persented herein for comparative purposes, and formed an integral part of the interim financial statements, were reviewed by the aforementioned auditor whose report dated October 31, 2002 stated that nothing had come to his attention to cause him to believe that the interim financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting priniples.

PIPAT & ASSOCIATES CO., LTD
Bangkok
October 31, 2003

(Pipat Pusayanonda)
Certified Public Accountant
of Thailand No. 56

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

/8 อาคารพิพัฒน์เพลส ซอยพิพัฒน์ สีลม กทม. 10500 โทร. 0-2636-6191-5 แฟกซ์ 0-2238-3766 9/9 ซอยพิพัฒน์ สีลม กทม. 10500 โทร. 0-2234-6163, 0-2234-7367, 0-2235-0343 แฟกซ์ 0-2233-1113
/8 Pipat place Building Soi Pipat Silom Bangkok 10500 Tel : 0-2636-6191-5 Fax : 0-2238-3766 9/9 Soi Pipat Silom Bangkok 10500 Tel : 0-2234-6163, 0-2234-7367, 0-2235-0343 Fax : 0-2233-1113

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT SEPTEMBER 30,2003 & JUNE 30,2003

(BAHT)

ASSETS

	Note	Unaudited , reviewed September 30, 03	Audited June 30, 03
CURRENT ASSETS			
Cash and cash equivalents	3.11	50,781,859.54	41,404,714.30
Accounts and notes receivable - trade ,net	3.3, 5	102,272,348.82	146,163,286.38
Accounts and notes receivable - related companies ,net	3.3, 4.1	103,589,339.43	99,945,530.52
Inventories - net	3.4, 6	334,084,025.04	284,780,238.57
Inventories in transit		10,857,040.38	36,085,056.68
Other current assets		6,823,058.25	2,811,123.27
Total Current Assets		608,407,671.46	611,189,949.72
NON-CURRENT ASSETS			
Fixed deposit as collateral	3.12	1,640,955.71	1,640,955.71
Investments in shares of other company - at cost	3.5, 4.2,7	500,000.00	500,000.00
Property , plant and equipment - net	3.6, 3.7, 8, 13	557,305,029.58	549,717,481.96
Other non-current assets		690,347.89	691,347.89
Total Non-Current Assets		558,495,377.47	552,549,785.56
TOTAL ASSETS		1,168,544,004.64	1,163,739,735.28

AFC
บริษัทเอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATES

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (Continue)

AS AT SEPTEMBER 30,2003 & JUNE 30,2003

(BAHT)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	Unaudited , reviewed September 30, 03	Audited June 30, 03
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	9	60,031,261.49	70,002,178.89
Account and notes payable - trade		41,314,190.48	49,667,950.30
Current portion of long-term loans	10	8,571,360.00	8,571,360.00
Accrued interest		26,528,712.32	25,275,650.66
Accrued expenses		17,082,835.92	16,722,332.14
Other current liabilities		15,517,338.76	12,562,791.93
Total Current Liabilities		169,045,698.97	182,802,263.92
NON-CURRENT LIABILITIES			
Long-term loans - net of current portion	10	16,428,680.00	18,571,520.00
TOTAL LIABILITIES		185,474,378.97	201,373,783.92
SHAREHOLDERS' EQUITY			
Share capital			
Registered share capital			
Common shares , authorized 100,000,000 shares , Baht 10.00 par value			
Total Baht 1,000,000,000.00			
Issued and fully paid			
Common shares 45,572,418 shares , Baht 10.00 per share		455,724,180.00	455,724,180.00
Premium on share capital		369,500,000.00	369,500,000.00
Revaluation increment in land		250,082,762.65	250,082,762.65
Retain earning			
Appropriated for : -			
Legal reserve	12	16,247,500.00	16,247,500.00
General reserve		1,357,626.34	1,357,626.34
Unappropriated		(109,842,443.32)	(130,546,117.63)
Shareholders' Equity - Net		983,069,625.67	962,365,951.36
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,168,544,004.64	1,163,739,735.28

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(The accompanying notes are an integral part of these financial statements.)

PIPAT & ASSOCIATES

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

UNAUDITED , REVIEWED

FOR THE 3 MONTHS ENDED SEPTEMBER 30,2003 AND 2002

(BAHT)

	Note	2003	2002
REVENUES			
Net sales and services income		284,467,011.75	326,999,596.64
Gain on foreign exchange - net		188,688.35	489,616.93
Other income		5,033,046.37	8,077,610.66
Total Revenues		289,688,746.47	335,566,824.23
COSTS AND EXPENSES			
Cost of sales and services		252,211,629.95	274,694,501.18
Selling and administrative expenses		14,795,029.24	13,694,618.53
Total Costs and Expenses		267,006,659.19	288,389,119.71
INCOME BEFORE INTEREST EXPENSE		22,682,087.28	47,177,704.52
INTEREST EXPENSE		(1,978,412.97)	(5,416,654.69)
NET INCOME		20,703,674.31	41,761,049.83
NET INCOME / SHARES	3.15	0.45	0.92

(The accompanying notes are an integral part of these financial statements.)

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

☑ PIPAT & ASSOCIATES

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

UNAUDITED , REVIEWED

FOR THE 3 MONTHS ENDED SEPTEMBER 30,2003 AND 2002

(BAHT)

	Share Capital	Premium on Share Capital	Revaluation Increment in land	Legal Reserve	General Reserve	Deficit Unappropriated	Net
2002							
Balance as at July 1 ,	455,723,400.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(230,560,086.50)	862,351,202.49
Increase during period							
Increase in share capital	780.00	-	-	-	-	-	780.00
Net income for the period	-	-	-	-	-	41,761,049.83	41,761,049.83
Balance as at September 30 ,	455,724,180.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(188,799,036.67)	904,113,032.32
2003							
Balance as at July 1 ,	455,724,180.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(130,546,117.63)	962,365,951.36
Increase during period							
Net income for the period	-	-	-	-	-	20,703,674.31	20,703,674.31
Balance as at September 30 ,	455,724,180.00	369,500,000.00	250,082,762.65	16,247,500.00	1,357,626.34	(109,842,443.32)	983,069,625.67

(The accompanying notes are an integral part of these financial statements.)

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATES

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

UNAUDITED ,REVIEWED

FOR THE 3 MONTHS ENDED SEPTEMBER 30 , 2003 AND 2002

(BAHT)

	2003	2002
Cash Flows from Operating Activities : -		
Net income (loss)	20,703,674.31	41,761,049.83
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities : -		
Depreciation	13,746,822.23	14,559,003.62
Provision (reversal) for doubtful accounts	-	(767,661.43)
Provision (reversal) for slow-moving inventories	(178,434.27)	-
Unrealized (gain) loss on exchange rate	21,121.93	(318,751.07)
Loss (gain) on disposal of fixed assets	522,242.99	(599,976.67)
Net income (loss) from Operating activities before change in operating assets and operating liabilities	34,815,427.19	54,633,664.28
Decrease (Increase) in operating assets : -		
(Increase) decrease in accounts and notes receivable-trade	40,211,771.68	6,078,150.10
(Increase) decrease in inventories	(49,303,786.47)	(52,352,932.07)
(Increase) decrease in inventories in transit	25,228,016.30	37,803,630.04
(Increase) decrease in other current assets	(4,011,934.98)	2,649,686.13
(Increase) decrease in other assets	1,000.00	-
Operating assets (increase) decrease	12,125,066.53	(5,821,465.80)
Increase (Decrease) in operating liabilities : -		
Increase (decrease) in accounts payable and notes payable	(8,353,759.82)	(10,697,104.98)
Increase (decrease) in accrued interest and accrued expenses	1,613,565.44	(146,978.72)
Increase (decrease) in other current liabilities	2,968,781.87	54,783.74
Operating liabilities increase (decrease)	(3,771,412.51)	(10,789,299.96)
Net Cash provided by (used in) Operating Activities	43,169,081.21	38,022,898.52

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

☑ PIPAT & ASSOCIATES

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENT OF CASH FLOWS (Continue)

UNAUDITED ,REVIEWED

FOR THE 3 MONTHS ENDED SEPTEMBER 30 , 2003 AND 2002

(BAHT)

	2003	2002
Cash Flows from Investing Activities :-		
Cash proceed from sales of fixed assets	317,757.01	600,000.00
Purchase of fixed assets	(21,995,935.58)	(4,619,940.68)
Net Cash provided by (used in) Investing Activities	(21,678,178.57)	(4,019,940.68)
Cash Flows from Financing Activities :-		
Increase (decrease) in Bank overdraft and loans from Financial Institutions	(9,970,917.40)	(17,283,137.99)
Repayment of long-term loans	(2,142,840.00)	(12,600,000.00)
Cash proceed from pain-in capital (warrant exercise)	-	780.00
Net Cash provide by (used in) Financing Activities	(12,113,757.40)	(29,882,357.99)
Net increase (decrease) in Cash and cash equivalents	9,377,145.24	4,120,599.85
Cash and cash equivalents at beginning of period	41,404,714.30	32,321,242.28
Cash and cash equivalents at the end of period	50,781,859.54	36,441,842.13
Additional Cash Flows information :-		
Cash payments during the period for :-		
Interest expense paid	725,351.31	5,173,566.62
Withholding tax paid	49,907.80	19,628.42

(The accompanying notes are an integral part of these financial statements.)

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

☑ PIPAT & ASSOCIATES

1. BASIS FOR THE PRESENTATION OF FINANCIAL STATEMENTS

The presentation of these financial statements has been made in compliance with the Notification of the Commercial Registration Department dated September 14, 2001 issued under the Accounting Act. B.E. 2543.

2. GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand and listed in the Stock Exchange of Thailand. The company is engaged in manufacturing of nylon products. The company 's office and factory are located as follows : -

Office : - 27 th. Floor , Wall Street Tower , 33/133-136 Surawongse Road, Suriyawongse , Bangrak , Bangkok , Thailand

Factory : - 406-7 Moo 7 , Sukhumvit Road , Km. 33.5 , Tambol Bangpoomai , Muang District , Samutprakarn , Thailand

The employees information for the 3 months ended September 30, 2003 and 2002 are as follows : -

	Reviewed	
	2003	2002
The average number of employees	1,240	1,309
Total expenses concerned to employees for the 3 months ended September 30,	29,315	30,769

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition

- Sales are recognized when delivery has taken place and transfer of risks and rewards has been completed.
- Interest income are recognized on a time proportion basis that takes into account the effective yield on the assets.
- Other income are recognized according to Accrual basis.

3.2 Expenditure recognition

The company 's expenditure are recognized according to Accrual basis.

3.3 Allowance for doubtful accounts

The company provides an allowance for doubtful accounts equal to the estimated collection losses by the executive consideration together with a review of the current status of the existing receivables as at the end of period.

3.4 Inventory valuation

Inventories consist of finished goods , work in process , raw materials and factory supplies. The company values its inventories at moving average cost or net realizable value , whichever is lower.

3.5 Investment in Shares

The company accounts for its investments in shares of associated companies by the equity method and adjust , recognizes in gain(loss) of associated companies from updated of financial statements that have been reviewed and audited by auditor. In case of the associated companies occurs a loss in excess of investment , the company will reduce the investment account to be zero (in case of no supportingas guarantor to associated companies).

The investments in shares of other company (general investment) , which held for long-term purpose , are recorded at cost. Gain (loss) are taken up in the accounts when the investments are disposed.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATES

3.6 Property , Plant & Equipment / Depreciation

- Land has been recorded and stated at acquisition cost and appraised value by an independent appraisal firm.
- Property , plant and equipment has been recorded and stated at acquisition cost (net of accumulated depreciation).
- Depreciation has been computed by the straight-line method over the estimated useful lives of the assets as follows :-

- Buildings and improvements	10 - 20 years
- Machinery and equipments	10 - 15 years
- Furniture , fixtures and office equipments	5 - 10 years
- Transportation equipments	5 years

- The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving - spare parts for machinery.

3.7 Impairment of Assets

Property , plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in current operations for items of property , plant and equipment and intangible assets carried at cost , and treated as revaluation decrease for assets that are carried at revalued amount to the extent that the impairment loss does not exceed the amount held in the revaluation surplus for that same asset.

3.8 Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

3.9 Foreign Currency Transactions

Transactions in foreign currencies throughout the year are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains (losses) arising from the translation are credited or charged to operations.

3.10 Income Tax

The provision for income tax is based on the amount currently payable according to the Revenue Code. However , no income tax is payable for 3 months period then end September 30, 2003 and 2002 because the company utilizes tax loss carryforwards.

3.11 Cash and Cash Equivalents

Cash and cash equivalents in Cash Flow Statement mean for cash on hand and cash held at banks. Cash on hand is kept for general use within the company. Cash at banks are short-term saving deposits that are highly liquid investments (maturity period not over 3 months and not pledged) readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

3.12 Fixed deposit as collateral

The company 's fixed deposit account are put up as collateral security to the bank for L/C opening fund and now , it is considered to redeem.

ASIA FIBER PUBLIC COMPANY LIMITED

3.13 Appropriate Retain Earning

Appropriation of retain earning is according to the Public Company Limited Act. B.E. 2535. Reserve fund will be appropriated when has been approved from shareholders ' meeting.

PIPAT & ASSOCIATES

3.14 Use of Accounting Estimate

Preparation of financial statements in conformity generally accepted accounting principles requires management to make estimate assumption that effect the reported amounts of revenues , expenses , assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

3.15 Basic Earnings per Share

Basic earnings per share is determined by dividing the net profit by the weighted average number of common shares outstanding during the years.

4. TRANSACTIONS WITH RELATED COMPANIES

The company has a portion of the assets and revenues which arise from transactions with related companies. These companies are related through common shareholdings and / or directorships. As at September 30, 2003 and June 30, 2003 as follows :-

Types of Relation

	Types of Relation	Types of Related
Prachin Power Co.,Ltd.	Affiliated company	Affiliated company & Director sharing
Thai Far East Co.,Ltd.	Related company	Director sharing
T.F.E.Trading Co.,Ltd.	Related company	Director sharing
Thai Industrial Promotion Factory Co.,Ltd.	Related company	Director sharing
Asia Garment Co.,Ltd.	Related company	Director sharing
Thai Sewing Industrial Co.,Ltd.	Related company	Director sharing

4.1 Accounts and notes receivable - related companies , net

As at September 30, 2003 and June 30, 2003 consisted of : -

	Reviewed September 30,03	Audited June 30, 03
Thai Far East Co.,Ltd.	107,543,966.71	107,555,620.03
T.F.E.Trading Co.,Ltd.	19,324,138.68	19,324,138.68
Thai Industrial Promotion Factory Co.,Ltd.	1,096,580.30	-
Asia Garment Co.,Ltd.	302,016.81	266,425.47
Thai Sewing Industrial Co.,Ltd.	2,675,158.90	151,868.31
Total	130,941,861.40	127,298,052.49
Less allowance for doubtful accounts	(27,352,521.97)	(27,352,521.97)
Total - net	103,589,339.43	99,945,530.52

The aging analysis of trade accounts receivable - related companies above mentioned as at September 30, 03 and June 30, 03 are as follows :-

	Reviewed September 30, 03	Audited June 30 , 03
Current to 3 months	4,250,341.32	1,685,527.95
Over 3 months to 6 months	1,267,234.17	1,251,851.85
Over 6 months to 12 months	1,488,534.78	770,544.72
Over 12 months	123,935,751.13	123,590,127.97
Total	130,941,861.40	127,298,052.49

ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATES

As at September 30, 2003 and June 30, 2003 , the company had long-outstanding trade accounts receivable from two related companies (Thai Far East Co.,Ltd. And T.F.E. Trading Co.,Ltd.) totalling Baht 123.94 million and Baht 123.59 million , respectively (the outstanding balances from these companies as at September 30,2003 and June 30, 2003 totalling Baht 126.86 million and Baht 126.88 million, respectively) The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value (based on report of an independent appraisal firm dated March 26, 2003) amounted to Baht 99.55 million. As at September 30, 2003 and June 30, 2003 the company provided an allowance for doubtful accounts totalling Baht 27.35 million and Baht 27.35 million , respectively . Management believes that such allowance is adequate to absorb possible losses on the difference of appraised value and the balance of such receivables.

4.2 Investments in Shares of Associated compnaies

						Equity Method	
		Type of	Paid-Up	% Share		Reviewed	Audited
Company name	Type of business	relation	Capital	Holding	At Cost Method	September 30, 03	June 30 , 03
Prachin Power Co.,Ltd.	Manufacturing	Associated	43.29 million baht	31.12%	13,471,000.00	-	-

The company has a policy to record the investments in shares of associated companies by equity method.

	Reviewed	Audited
	September 30, 03	June 30 , 03
4.3 Revenues from Sales	4,363,136.38	1,766,260.89
4.4 Interest Income	726,510.71	-

Inter-companies transactions of trading between the company with associated companies are continued according to negotiated agreement referenced with market price.

5. ACCOUNTS AND NOTES RECEIVABLES-TRADE , NET

As at September 30, 2003 and June 30, 2003 consisted of : -

	Reviewed	Audited
	September 30, 03	June 30, 03
Posted date cheques	28,215,630.25	35,707,990.31
Trade accounts receivable (Domestic)	64,649,249.93	95,388,416.28
Trade accounts receivable (Oversea)	22,652,992.48	28,312,403.63
Total	115,517,872.66	159,408,810.22
Less allowance for doubtful accounts	(13,245,523.84)	(13,245,523.84)
Total - net	102,272,348.82	146,163,286.38

The aging analysis of trade accounts receivable above mentioned as at September 30, 03 and June 30, 03 are as follows :-

	Reviewed	Audited
	September 30, 03	June 30, 03
Current to 3 months	106,323,854.89	155,904,810.22
Over 3 months to 6 months	6,522,272.18	-
Over 6 months to 12 months	-	-
Over 12 months	2,671,745.59	3,504,000.00
Total	115,517,872.66	159,408,810.22

PIPAT & ASSOCIATES

6 INVENTORIES - NET

As at September 30 , 2003 and June 30 , 2003 consisted of : -

	Reviewed September 30, 03	Audited June 30, 03
Finished goods	181,850,924.98	155,020,741.99
Work in process	77,922,926.56	70,956,366.02
Raw materials	63,807,564.01	47,930,094.44
Spare parts and factory supplies	10,502,609.49	10,873,036.12
Total - net	334,084,025.04	284,780,238.57

7. INVESTMENT IN SHARES OF OTHER COMPANY (AT COST)

As at September 30 , 2003 and June 30 , 2003 consisted of : -

	Reviewed September 30, 03	Audited June 30, 03
Thai Caprolactum Public Co.,Ltd.	500,000.00	500,000.00

8. PROPERTY , PLANT AND EQUIPMENT - NET

As at September 30 , 2003 and June 30 , 2003 consisted of : -

	Audited June 30, 2003	Increase	Decrease	Reviewed September 30,2003
At Appraised Value				
Land and improvements	265,090,000.00	-	-	265,090,000.00
At Cost				
Buildings and improvements	376,743,876.93	122,849.00	-	376,866,725.93
Machinery and equipment	2,002,855,824.98	1,196,000.00	-	2,004,051,824.98
Spare parts for machinery	57,236,475.24	1,536,188.29	-	58,772,663.53
Furniture , fixtures and office equipment	14,092,464.74	46,419.60	-	14,138,884.34
Transportation equipment	5,907,442.52	-	363,000.00	5,544,442.52
Spare parts and machinery in transit	2,181,230.73	17,617,478.69	-	19,798,709.42
Total	2,724,107,315.14	20,518,935.58	363,000.00	2,744,263,250.72
Accumulated Depreciation				
Buildings and improvements	270,732,524.72	3,833,031.24	-	274,565,555.96
Machinery and equipment	1,874,800,741.45	9,730,483.37	-	1,884,531,224.82
Furniture , fixtures and office equipment	13,273,814.13	87,551.00	-	13,361,365.13
Transportation equipment	3,947,842.52	95,756.62	1,000,000.00	3,043,599.14
Total	2,162,754,922.82	13,746,822.23	1,000,000.00	2,175,501,745.05
Allowance for Slow-Moving of spare parts for machinery	11,634,910.36	-	178,434.27	11,456,476.09
Total - net	549,717,481.96			557,305,029.58

Depreciation for the period	
July 1 - September 30 , 2003	13,746,822.58
July 1 - September 30 , 2002	14,558,998.62

AFC ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATE

The company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property , plant and equipment at appraisal amounts for financial statements reporting purposes. The company 's land is stated at appraised value (based on reports of an independent appraisal firm dated March 16, 2000 and March 23, 1999). The excess of appraised value over cost Baht 250.08 million is shown as " Revaluation increment in land " under "Shareholders" in the balance sheetsas at September 30, 2003 and June 30, 2003. The revaluation increment in land is not available for dividend distribution.

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

As at September 30 , 2003 and June 30 , 2003 consisted of : -

	Reviewed September 30, 2003	Audited June 30, 2003
Bank overdrafts	31,261.49	2,178.89
Short-term loans		
(Interest rate 1.9 - 3.5 per annual as at September 30, 2003		
and 3.0 - 3.13 per annual as at June 30, 2003)	35,000,000.00	45,000,000.00
Defaulted short-term loans	25,000,000.00	25,000,000.00
Total	60,031,261.49	70,002,178.89

As at September 30, 03 and June 30, 03 , the company has overdrafts lines with several local banks totalling Baht 35 million. An overdraft line of Baht 20 million is collateralized by part of the company 's land , machinerys and equipments.

Short-term loans of Baht 30 million as at September 30, 2003 is collateralized by part of the company 's land , buildings , machinerys and equipments.

On October 4 , 2000 a local financial institution filed a claim against the company for damage arising from the default in the repayment of short-term note payable of Baht 25 million. , the company has contacted to compromise and settle of the remaining amount in October 15, 2003

10. LONG-TERM LOANS

As at September 30 , 2003 and June 30 , 2003 consisted of : -

	Reviewed September 30, 2003	Audited June 30, 2003
Long-term loans	25,000,040.00	27,142,880.00
Less Current portion of long-term loans	(8,571,360.00)	(8,571,360.00)
Net	16,428,680.00	18,571,520.00

Long-term loans from local bank , repayable in 42 monthly installments (Baht 714,280.00 / months) starting from March 31, 2003 and fully settlement within year 2006 (Interest rate : MLR - 1.25%) . These loan-term loans are collateralized by a portion of the company 's machinery and equipment.

ASIA FIBER PUBLIC COMPANY LIMITED

PIPAT & ASSOCIATES

11. SHARE CAPITAL

At the extraordinary shareholders meeting held on December 4, 1996 , the shareholders passed a special resolution to approve the additional cash contribution towards the company 's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 par value.

In January 1997 , the company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital and issued warrants to purchase common shares of 6,688,384 units. In April 1998 , a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 par value.

At the ordinary shareholders ' meeting held on October 15, 2001 , the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006. In July 2002 , a shareholder exercised its warrants to purchase 78 common shares at the price of Baht 10 par value.

12. LEGAL RESERVE

Under the provisions of the Limited Public Company Act. B.E. 2535 , the company is required to appropriate at least 5% of its annual net profit after deduction of the deficit brought forward (if any) as reserve fund until the reserve fund reaches 10% of the authorized share capital. This reserve is not available for dividend distribution.

13. PLEDGED SECURITIES

- The company 's land and buildings are mortgaged as collateral to the local bank and financial institution for related loans.
- A portion of company 's machinery and equipment are mortgaged as collateral to the local bank and financial institution for related loans.

14. OBLIGATION AND CONTIGENT LIABILITIES

As at September 30 , 2003 and June 30 , 2003 , the company had unused letters of credit amounting to Baht 92.44 million and Baht 47.20 respectively.

15. FINANCIAL INSTRUMENTS

ASIA FIBER PUBLIC COMPANY LIMITED

Financial Risk Management and Policies

The company is exposed to risk from fluctuations of interest rate and a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The company does not has the polity to hold or issue derivative instruments for speculative or trading purposes. Interest Rate Risk

Interest Rate Risk

Interest rate risk arises from fluctuations of market interest rates in the future , which may have a negative effect to current and future operations and cash flow of the company because the company deposit cash with financial institutions , bank overdrafts and on loans.The company does not use derivative financial instruments to hedge such risk because the management believes that there is no local market to support and protect against such risk.

Credit Risk

The company is exposed to credit risk primarily with respect to accounts receivable. However , since the revunues from sales will be recognized when delivery has taken place. The company expects that there is no significant damage from debt collection.

Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments : -

- Cash and cash equivalents are stated with the approximately fair values as in the balance sheet.
- Trade accounts receivable which on payment due less than 90 days started from the end of period are stated with the approximately fair values as in the balance sheet.
- Loans to employees are stated with the approximately fair values as in the balance sheet.
- Bank overdrafts , accounts payable and notes payable which on payment due less than 90 days are stated with the approximately fair values as in the balance sheet.
- Short-term loans and long-term loans which on float interest position , book value are equal to approximately fair values.
- Accrued interest expense are stated with the approximately fair values as in the balance sheet.

16. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the interim financial statements for the period ended June 30, 2003 have been reclassified to conform with the interim financial statements for the period ended September 30, 2003

17. SEGMENTATION OF BUSINESS

	For the 3 months ended September 30, 2003		
	Domestic	Oversea	Total
Net sales and services income	150,490,653.35	133,976,358.40	284,467,011.75
Cost of sales and services	126,672,737.45	125,538,892.50	252,211,629.95
Gross profit	23,817,915.90	8,437,465.90	32,255,381.80
Gain on foreign exchange - net			188,688.35
Other income			5,033,046.37
Selling and administrative expenses			(14,795,028.66)
Interest expense			(1,978,413.55)
Net income			20,703,674.31
Fixed assets			557,305,029.58
Others			611,238,975.06
Total assets			1,168,544,004.64

	For the 3 months ended September 30, 2002		
	Domestic	Oversea	Total
Net sales and services income	211,812,022.42	115,187,574.22	326,999,596.64
Cost of sales and services	178,897,463.27	95,797,037.91	274,694,501.18
Gross profit	32,914,559.15	19,390,536.31	52,305,095.46
Gain on foreign exchange - net			489,616.93
Other income			8,077,610.66
Selling and administrative expenses			(13,694,618.53)
Interest expense			(5,416,654.69)
Net income			41,761,049.83
Fixed assets			587,970,250.64
Others			660,985,345.97
Total assets			1,248,955,596.61

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

18. APPROVAL OF FINANCIAL STATEMENTS

These financial statements has been approved by the company 's director.

PIPAT & ASSOCIATES